SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on March 11, 2020.

On behalf of CRESUD SACIF Y A, below is a summary of the resolutions adopted at the referenced shareholders’ meeting:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
The meeting approved by majority of votes the appointment of the representatives of shareholders Bank of New York Mellon (BONY) and ANSES FGS to approve and sign the minutes of the Shareholders’ Meeting, jointly with the Chairman.

ITEM TWO: CONSIDERATION OF THE RESIGNATING DIRECTOR’S, MR. HECTOR ROGELIO TORRES, PERFORMANCE. RECOMPOSITION OF THE BOARD OF DIRECTORS. SETTING OF THE NUMBER AND APPOINTMENT OF REGULAR AND ALTERNATE DIRECTORES FOR THE TERM OF THREE YEARS.
It was approved by majority of votes (1) To approve Mr. Héctor Rogelio Torres’ performance (2) To appoint Mrs. Gabriela Macagni as independent regular director, in replacement of Mr. Torres, for the term of three fiscal years, expiring on June 30, 2021 and (3) To set the number of alternate members of the Board to 5 and, consequently, Mr. Ilan Ariel Elsztain and Iair Manuel Elsztain are appointed as non-independent alternate directors.

ITEM THIRD. AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, María Florencia Vega and/or María Inés Higa and Mrs. Andrea Muñoz to carry out all the relevant registrations of the preceding resolutions.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
March 11, 2020